ITC Limited

Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256

082-03470

17th October, 2007

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

07027588

SUPPL

Dear Sirs,

Secretarial Audit Report for the quarter ended 30th September, 2007

In terms of the requirement under Circular No.D&CC/FITTC/CIR-16/2002 dated 31st December, 2002 of the Securities & Exchange Board of India, we enclose a copy of the Secretarial Audit Report dated 15th October, 2007, for the quarter ended 30th September, 2007, from M/s. Vinod Kothari & Co., Practising Company Secretary, in the prescribed format.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

PROCESSED
OCT 30 2007
THOMSON
FINANCIAL

Encl. as above

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

Company Secretaries
1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017 • India
Phone/fax : 91-33-22811276/22817715/22813742
e-mail : vinod@vinodkothari.com

SECRETARIAL AUDIT REPORT

1.	For Quarter Ended	: 30th September, 2007
2.	ISIN	: INE154A01025
3.	Face Value	: Re. 1/- per Ordinary Share
4.	Name of the Company	: ITC Limited
5.	Registered Office Address	: Virginia House 37 Jawaharlal Nehru Road Kolkata 700 071
6.	Correspondence Address	: Same as above
7.	Telephone & Fax Nos.	: 2288-6426/0034/9371 2288-2358 (Fax)
8.	E-mail address	: isc@itc.in
9.	Names of the Stock Exchanges where the Company's securities are listed	a) National Stock Exchange of India Ltd. (NSE) b) Bombay Stock Exchange Ltd. (BSE) c) The Calcutta Stock Exchange Association Ltd. (CSE)

		Number of shares	% of Total Issued Capital
10.	Issued Capital (as on 30th September, 2007)	376,39,43,720	100.00
11.	Listed Capital (Exchange-wise) *(as per Company records)*	376,24,26,815 (NSE)* 376,39,43,720 (BSE) 376,39,43,720 (CSE)**	99.96 (NSE) 100.00 (BSE) 100.00 (CSE)
12.	Held in dematerialised form in CDSL	3,31,55,917	0.88
13.	Held in dematerialised form in NSDL	238,48,35,632	63.36
14.	Physical	134,59,52,171	35.76

* See point 16(i).
** See note below point 17.

15. Total No. of shares (12+13+14) : 376,39,43,720 shares.

Vinod Kothari & Co Company Secretaries

Company Secretaries
1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017 • India
Phone/fax : 91-33-22811276/22817715/22813742
e-mail : *vinod@vinodkothari.com*

16. Reasons for difference if any, between : (10 & 11), (11 & 15)

(i) 15,890 Ordinary Shares of Re. 1/- each (1,589 Ordinary Shares of Rs. 10/- each originally) issued and allotted in the physical form upon amalgamation of erstwhile ITC Hotels Limited with the Company were not listed by NSE as on 30th September, 2007 as these shares are subject matter of legal disputes, etc. Out of the same, NSE has listed 380 Ordinary Shares subsequent to 30th September, 2007.

(ii) 15,01,395 Bonus Shares of Re. 1/- each issued and allotted by the Company in the physical form have not been listed by NSE as these shares are either kept in abeyance or are subject matter of legal disputes, etc.

17. Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars	No. of Shares	Applied/ Not applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-principle approval pending from Stock Exchanges (Specify Names)
Allotment of shares under the Company's Employee Stock Option Scheme	17,20,940	Applied	NSE BSE CSE*	Yes	Yes	None

* Out of 17,20,940 shares, 8,64,800 shares, which were allotted on 18th September, 2007, were listed by CSE subsequent to 30th September, 2007.

18. Register of Members is updated (Yes / No) : Yes

19. Reference of previous quarter with regards to excess dematerialised shares, if any : Not applicable

20. Has the company resolved the matter mentioned in point no. 19 above in current quarter ? If not. Reason why ? : Not applicable

21. Mention total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay : Nil

Vinod Kothari & Co. Company Secretaries

Company Secretaries
1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017 • India
Phone/fax : 91-33-22811276/22817715/22813742
e-mail : *vinod@vinodkothari.com*

22. Name, Telephone & Fax No. of Compliance officer of the Company	: Mr. Arun Bose* 2288-7043(D), 2288-6426/0034 2288-2358 (Fax) ** Compliance Officer for share registration and related activities under SEBI (Registrars to an Issue and Share Transfer Agents) Regulations, 1993.*
23. Name, Address, Tel. & Fax No., Regn No. of the certifying CA/CS	: M/s Vinod Kothari & Co. Company Secretaries. 1012 Krishna Building 224 A J C Bose Road Kolkata – 700 017 2281-7715/1276, 2281-3742 (Fax) ACS No. 4718 COP No. 1391
24. Appointment of common agency for share registry work. If yes (name & address)	: In-house Share registration unit - Registered with SEBI as Category II Share Transfer Agent.
25. Any other detail that the CA/CS may like to provide (e.g. BIFR Company, delisting from Stock Exchange, company changed its name etc.)	: None.

Vinod Kothari & Co.

(Vinod Kumar Kothari)
For Vinod Kothari & Co.

Place : Kolkata
Date : 15/10/2007

ACS No. 4718
COP NO. 1391

ITC Limited

Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256

17th October, 2007

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Distribution of Shareholding as on Quarter ended 30th September, 2007

In terms of the requirement of Clause 35 of the Listing Agreement, enclosed please find the Company's Distribution of Shareholding as on quarter ended 30th September, 2007 in the prescribed format.

Further, as required, the above information is also being posted on the Company's website, www.itcportal.com, and on SEBI's EDIFAR system.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

Encl. as above

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

(I)(a) Statement showing Shareholding Pattern

Name of the Company : ITC Limited	
Scrip Code : NSE Code - ITC BSE Code - 500875 CSE Code - 10000018	Quarter ended : 30th September, 2007

Category Code	Category of shareholder	Number of shareholders	Total number of shares	Number of shares held in dematerialised form	Total shareholding as a percentage of total number of shares	
					As a percentage of (A+B)	As a percentage of (A+B+C)
(A)	**Shareholding of Promoter and Promoter Group**					
(1)	**Indian**					
(a)	Individuals / Hindu Undivided Family	0	0	0	0.00	0.00
(b)	Central Government / State Government(s)	0	0	0	0.00	0.00
(c)	Bodies Corporate	0	0	0	0.00	0.00
(d)	Financial Institutions / Banks	0	0	0	0.00	0.00
(e)	Any other (specify)	0	0	0	0.00	0.00
	Sub-Total (A)(1)	**0**	**0**	**0**	**0.00**	**0.00**
(2)	**Foreign**					
(a)	Individuals (Non-Resident Individuals / Foreign Individuals)	0	0	0	0.00	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00
(c)	Institutions	0	0	0	0.00	0.00
(d)	Any Other (specify)	0	0	0	0.00	0.00
	Sub-Total (A)(2)	**0**	**0**	**0**	**0.00**	**0.00**
	Total Shareholding of Promoter and Promoter Group (A) = (A)(1) + (A)(2)	**0**	**0**	**0**	**0.00**	**0.00**
(B)	**Public shareholding**					
(1)	**Institutions**					
(a)	Mutual Funds / UTI	203	561912517	561634267	15.05	14.93
(b)	Financial Institutions / Banks	174	9324340	8883340	0.25	0.25
(c)	Central Government / State Government(s)	1	700840	700840	0.02	0.02
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	19	847548318	842168763	22.69	22.52
(f)	Foreign Institutional Investors	408	510181195	509973580	13.66	13.55
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00
(h)	Any Other (specify)	0	0	0	0.00	0.00
	Sub-Total (B)(1)	**805**	**1929667210**	**1923360790**	**51.67**	**51.27**

Virginia House ★ 37 J.L. Nehru Road, Kolkata-700071 ★ ITC Limited

Category Code	Category of shareholder	Number of shareholders	Total number of shares	Number of shares held in dematerialised form	Total shareholding as a percentage of total number of shares	
					As a percentage of (A+B)	As a percentage of (A+B+C)
(2)	**Non-Institutions**					
(a)	Bodies Corporate	3907	78083773	77000718	2.09	2.07
(b)	Individuals -					
	(i) Individual shareholders holding nominal share capital up to Rs. 1 lakh.	411920	445253230	329277304	11.93	11.83
	(ii) Individual shareholders holding nominal share capital in excess of Rs. 1 lakh	184	42260399	34599119	1.13	1.12
(c)	Any Other :					
	(i) NRIs / OCBs	5,715	23239465	15093645	0.62	0.62
	(ii) Foreign Companies	8	1210555001	4016951	32.41	32.16
	(iii) Foreign Nationals	6	224620	2500	0.01	0.01
	(iv) Trust	53	1619051	1619051	0.04	0.04
	(v) Clearing Members	672	3695990	3695990	0.10	0.10
	(vi) Clearing House	1	46802	46802	0.00	0.00
	Sub-Total (B)(2)	**422466**	**1804978331**	**465352080**	**48.33**	**47.95**
	Total Public Shareholding (B) = (B)(1) + (B)(2)	**423271**	**3734645541**	**2388712870**	**100.00**	**99.22**
	TOTAL (A) + (B)	**423271**	**3734645541**	**2388712870**	**100.00**	**99.22**
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	2	29298179	29278679	-	0.78
	GRAND TOTAL (A) + (B) + (C)	**423273**	**3763943720**	**2417991549**	-	**100.00**

(I)(b) **Statement showing Shareholding of persons belonging to the category " Promoter and Promoter Group"**

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e, Grand Total (A) + (B) + (C) indicated in Statement at para (I)(a) above}
	-	Nil	Nil
	Total	**Nil**	**Nil**

(I)(c) **Statement showing Shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares**

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e, Grand Total (A) + (B) + (C) indicated in Statement at para (I)(a) above}
1	Tobacco Manufacturers (India) Limited	992782440	26.38
2	Life Insurance Corporation of India *(see Note 2)*	505072251	13.42
3	Unit Trust of India *(see Note 2)*	448611804	11.92
4	Myddleton Investment Co. Ltd	162103980	4.31
5	The New India Assurance Company Limited	91556835	2.43
6	General Insurance Corporation of India	75057397	1.99
7	The Oriental Insurance Company Limited	73910780	1.96
8	National Insurance Company Limited	68961110	1.83
9	Rothmans International Enterprises Limited	51651630	1.37
10	Europacific Growth Fund	52270000	1.39
	Total	**2521978227**	**67.00**

(I)(d) **Statement showing details of locked-in shares**

Sr. No.	Name of the shareholder	Number of locked-in shares	Shares as a percentage of total number of shares {i.e, Grand Total (A) + (B) + (C) indicated in Statement at para (I)(a) above}
	-	Nil	Nil
	Total	**Nil**	**Nil**

Virginia House ★ 37 J. L. Nehru Road, Kolkata-700071 ★ ITC Limited

(II)(a) Statement showing details of Depository Receipts (DRs)

Sr. No.	Type of outstanding DR (ADRs, GDRs, SDRs, etc.)	Number of outstanding DRs	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A) + (B) + (C) indicated in statement at para (I)(a) above}
1	GDRs	29298179	29298179	0.78
	Total	**29298179**	**29298179**	**0.78**

(II)(b) Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares

Sr. No.	Name of the DR Holder	Type of outstanding DR (ADRs, GDRs, SDRs,etc.)	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A) + (B) + (C) indicated in statement at para (I)(a) above}
1	Not available *(see Note 3)*	-	-	-
	Total			

Notes:

1. The 'number of shareholders' is based on DP ID & CL ID Nos. (in respect of shares held in dematerialised form) and Account Nos. (in respect of shares held in physical form).
2. The number of shares held by Life Insurance Corporation of India and Unit Trust of India as shown in the statement under 'Public and holding more than 1% of the total number of shares' excludes their respective Mutual Fund holdings.
3. The Company's Depository for the GDRs, Citibank N.A. New York, NY ADR Department, has advised that they are not privy to beneficial owner information and therefore cannot provide the individual holdings of GDR Holders.

Virginia House ★ 37, J. L. Nehru Road, Kolkata-700071 ★ ITC Limited

ITC Limited

Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256

17th October, 2007

The Manager	The Dy. General Manager	The Secretary
Listing Department	Corporate Relationship Dept.	The Calcutta Stock
National Stock Exchange	Bombay Stock Exchange Ltd.	Exchange Association Ltd.
of India Ltd.	1st floor, New Trading Ring	7, Lyons Range
Exchange Plaza	Rotunda Building, P. J. Towers	Kolkata 700 001
Plot No. C-1, G Block	Dalal Street, Fort	
Bandra-Kurla Complex	Mumbai 400 001	
Bandra (East)		
Mumbai 400 051		

Dear Sirs,

Allotment of Shares under the ITC Employee Stock Option Scheme

In terms of the Listing Agreement, we write to advise that the Company on 17th October, 2007 has issued and allotted 6,53,080 Ordinary Shares of Re.1/- each, upon exercise of 65,308 Options by Optionees under the ITC Employee Stock Option Scheme.

Consequently, with effect from 17th October, 2007, the Issued and Subscribed Share Capital of the Company stands increased to Rs.376,45,96,800/- divided into 376,45,96,800 Ordinary Shares of Re.1/- each.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited

Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256

16th October, 2007

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

In terms of Clause 41 of the Listing Agreement, we write to advise that a Meeting of the Board of Directors of the Company has been convened for Friday, the 26th October, 2007, *inter alia,* to consider and approve the unaudited financial results of the Company for the Quarter and Half-Year ended 30th September, 2007.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Shop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

Society de la Bouse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg

NOO & 1st Copy

cc: Mr. Julian Hoffman - For submission to Luxembourg Stock Exchange.
Banque Generale du
Luxembourg S.A.
50 Av. J.F. Kennedy
L-2951 Luxembourg

FMCG & TOBACCO • HOTELS • PAPERBOARDS & PACKAGING • AGRI-BUSINESS
Visit us at www.itcportal.com

VINOD KOTHARI & COMPANY
Company Secretaries
1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017 • India
Phone/fax : 91-33-22811276/22817715/22813742
e-mail : *vinod@vinodkothari.com*

TO WHOMSOEVER IT MAY CONCERN

I/We have examined all relevant Books, Registers, Forms, Documents and papers of **ITC Limited** for the purpose of issuing this certificate under sub-clause (c) of clause 47 of the Listing Agreement with the Stock Exchanges and hereby certify that the Company has dispatched, during the half year ended 30th September, 2007:

(a) All certificates of shares within one month from the date of lodgement of valid and complete transfer documents unless the Company has been precluded from doing so by an order of a competent authority or a notice issued by the transferor/investor.

(b) All certificates of shares issued on sub-division, consolidation, renewal and exchange of certificates within one month from the date of lodgement of the same with the Company.

Place: Kolkata
Date: 16.10.2007

Signature

(Vinod Kumar Kothari)
Vinod Kothari & Company
Company Secretaries

ACS NO.4718
COP NO.1391

END